Exhibit 21.1

Subsidiaries of Cathay General Bancorp	State of Incorporation

Cathay Bank	California

Cathay Capital Trust I	Delaware

Cathay Capital Trust II	Delaware

Cathay Statutory Trust I	Connecticut

GBC Venture Capital, Inc.	California

Subsidiaries of Cathay Bank

Cathay Investment Company	California

Cathay Real Estate Investment Trust	Maryland

GBC Investment & Consulting Company, Inc.	California

GBC Real Estate Investments, Inc.	California

Cathay Trade Services, Asia Limited	Hong Kong

GB Capital Trust II	Maryland